Exhibit 99.1

KNOT Offshore Partners LP’s Acquisition of Carmen Knutsen

July 12, 2013. KNOT Offshore Partners LP (NYSE: KNOP) (the “Partnership”) announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS (“KST”), had entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire Knutsen Shuttle Tankers 13 AS (“Knutsen 13”), the company that owns the shuttle tanker Carmen Knutsen, from Knutsen NYK Offshore Tankers AS (“KNOT”) for a purchase price of $145.0 million less approximately $89.1 million of existing bank debt (the “Carmen Knutsen Loan”), subject to certain post-closing adjustments. The acquisition is expected to close on or before August 1, 2013, subject to customary closing conditions.

The purchase price will be settled by way of a cash payment of approximately $45.4 million, subject to post-closing adjustments, and with seller financing provided by KNOT in the form of a loan in the amount of approximately $10.5 million (the “Seller Loan”). The existing senior loan facility related to the Fortaleza Knutsen and the Recife Knutsen is being amended to increase borrowing capacity by approximately $25.4 million, and the cash payment and payment of the post-closing adjustments will be financed through drawdowns made under this amended senior loan facility, as well as under the existing loan facility related to the Bodil Knutsen.

The Carmen Knutsen Loan matures in January 2018 and has an annual interest rate equal to 2.50% above LIBOR. The Seller Loan is non-amortizing and matures in five years. Interest on the Seller Loan is based on the six-month LIBOR plus a margin of 4.50% per annum.

The Carmen Knutsen is a 157,000 deadweight ton shuttle tanker, built by Hyundai Heavy Industries and delivered to KNOT in January 2013. It is operating under a five-year contract with Repsol Sinopec Brasil, B.V. (“Repsol”), with a remaining firm contract period of approximately 4.5 years. Repsol has the right to extend the charter term for up to an additional three years.

The Board of Directors of the Partnership (the “Board”) and the Conflicts Committee of the Board have approved the purchase price and terms of the Share Purchase Agreement and the Seller Loan. The Conflicts Committee retained an independent financial advisor to assist with its evaluation of the acquisition.

The Partnership’s management believes that the acquisition will be accretive to unitholders and has recommended that, upon completion of the acquisition, the Board consider an increase in the quarterly cash distribution of between $0.05 and $0.07, an increase of 13.3% to 18.7% (annualized increase of between $0.20 and $0.28 from the current annualized distribution rate of $1.50 per common unit), which would become effective for the distribution with respect to the quarter ending September 30, 2013. Any such increase would be conditioned upon, among other things, the closing of the acquisition, the approval of such increase by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers under long-term charters in the deepwater offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly-traded master limited partnership. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that reflect management’s current views with respect to certain future events and performance, including statements regarding the amount and timing of future distribution increases per common unit, the timing, certainty and effect of the completion of the acquisition of Knutsen 13 and the effect of the acquisition on the Partnership’s financial condition, results of operations and cash flow. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure of the proposed acquisition to be completed; potential early termination of the charter between Knutsen 13 and Repsol and inability to replace this charter; greater than expected levels of operating expenses; and other factors discussed in the Partnership’s filings from time to time with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Media:

KNOT Offshore Partners LP

Arild Vik, 44 7581 899777

Chief Executive Officer and Chief Financial Officer

http://knotoffshorepartners.com/

Source: KNOT Offshore Partners LP

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